UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Offer for Tricorona unconditional in all respects dated July 20, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 20, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 20, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

20 July 2010
Barclays PLC announces offer for Tricorona unconditional in all respects

On 2 June 2010, Barclays PLC ("
Barclays
") announced a recommended cash offer by its wholly owned subsidiary, TAV AB ("
TAV
"), to acquire all the shares in Tricorona AB (publ) ("
Tricorona
") for SEK 8.00 in cash per share (the "
Offer
"). Barclays is pleased to announce that all conditions to the Offer have now been satisfied or waived. Accordingly, the Offer is declared unconditional in all respects, and TAV will complete the acquisition of the shares tendered in the Offer.

Barclays full press release issued in Sweden regarding the Offer is available at www.barclays.com/investorrelations.

For further information, please contact:

Barclays

Investor Relations	Media Relations	Barclays Capital Communications
Stephen Jones	Alistair Smith	Marc Hazelton
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132	+44 (0) 207 773 2483

- ENDS -
About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management  with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.